Diametrics Medical, Inc.

6245 Bristol Parkway #263

Culver City, California 90230

Tel: (310) 670-2595 Fax:    (310) 670-4107

August 17, 2006

Via Edgar, facsimile and U.S. Mail

Brian R. Cascio

Accounting Branch Chief

Securities and Exchange Commission

Washington D.C. 20549

Mail Stop 6010

RE:	Comment Letter dated August 4, 2006 (the “Comment Letter”) to the Form 10-KSB for the fiscal year ended December 31, 2005, and Form 10-QSB for the fiscal quarter ended March 31, 2006, of Diametrics Medical, Inc., File No. 0-21982 (the “Company”)

Dear Mr. Cascio:

The Company has reviewed the Comment Letter and its responses to the comments therein are set forth below. The Company’s responses are keyed to the comment numbers in the Comment Letter.

Additionally, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Comment No. 1

The income on liquidation of discontinued operations in fiscal 2004 was mislabeled and should have read “loss on liquidation of discontinued operations”. The transaction is described in the Notes to Consolidated Financial Statements, Note 4 – Discontinued Operations on page 22 of the Form 10-KSB.

Comment No. 2

The Company complied with the requirements of Item 10(a)(2) of Regulation S-B because it met the definition of a small business issuer at the end of two consecutive fiscal years, namely, its fiscal years ended December 31, 2004 and 2005. The Company had revenues of less than $25 million for each of such fiscal years; was a U.S. issuer; and was not an investment company. Finally, the Company’s public float was less than $25 million as of a date within 60 days prior to the end of its fiscal year ended December 31, 2005.

Comment No. 3

In the Company’s Form 10-QSB for the three months ended March 31, 2006, and the Company’s Form 10-QSB for the three months ended June 30, 2006, its disclosures have been enhanced to include the period when it re-entered the development stage, as defined by SFAS No. 7. Within these filings, the Company presented its consolidated statement of operations and its consolidated statement of cash flows, the cumulative amounts accumulated since re-entering the development stage in the beginning of 2005.

Comment No. 4

In connection with the preparation of the financial statements during the fourth quarter of 2005, the Company re-evaluated its accounting for the issuance of $1.8 million of convertible senior notes issued on December 14, 2004. The Company evaluated these notes under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, par. 12 which requires companies to evaluate embedded derivatives under par. 12, and whether embedded derivatives meet a scope exception defined under par. 11a. To determine if the scope exception was met, the Company determined the conversion feature should be analyzed under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The Company reviewed the basis for determining whether the convertible debt was a conventional convertible instrument in accordance with par. 4 of EITF 00-19. Because the debt can be converted into common stock, based on a discount to market price, the Company determined the convertible debt was not conventional, since the debt was not convertible into a fixed number of common shares. Since the debt did not qualify as conventional, the Company then evaluated the debt in accordance with paragraphs 12-32 of EITF 00-19. Since the net-share settlement was effectively indeterminable (par 20 of EITF 00-19) and the requirement to deliver “registered” shares under par. 14, a net-cash settlement should be assumed. Accordingly, the Company bifurcated the conversion feature as an embedded derivative from the host contract at fair value in accordance with SFAS 133. From the date of issuance on December 14, 2004 to December 31, 2004, there was substantially no change in the value of the underlying derivative instruments. Accordingly, there was no impact to the consolidated statement of operations or the consolidated statement of cash flows.

The fair value of the embedded derivative was valued using the Black-Scholes option pricing model with the following assumptions: volatility of 184%, risk free interest rate of 4.38%, an expected term of thirty six months, and no dividends (as adjusted for the June 30, 2006 1 for 100 stock split). The Company also considered the significant number of the Company’s common shares issuable upon the conversion of such warrants and convertible securities (numbering approximately 6.5 million shares (as adjusted for the June 30, 2006 1-for-100 reverse stock split), compared to the approximately 350,000 shares of common stock then outstanding. Multiplying the fully-diluted, fully-converted number of shares outstanding by the then trading price per share, implied a value for the Company’s share equity of approximately $30 million. The Company considered this implication in light of the fair value of similar publicly traded shell companies, its status as a development-stage company with no operations and limited financial resources, and the probability that its shareholders would not ever be able to realize such a high market capitalization given the very limited liquidity of the Company’s common stock. Accordingly, the Company determined it was appropriate to use the dilution-adjusted Black-Scholes model, which gives effect to the potential dilution from warrants and convertible securities that would increase the number of shares outstanding upon exercise or conversion.

In connection with the Company’s exchange offering as described in Note 1 – Organization on page 17 of the Form 10-KSB for the fiscal year ended December 31, 2005, the embedded conversion described above was terminated and removed from the balance sheet upon the exchange of the underlying convertible senior notes for shares of newly created Series H preferred stock.

Comment No. 5

Upon the modification of the $7.3 million notes on December 14, 2004, the Company performed internal valuations to determine the fair value of the debt and the underlying conversion feature of the debt. Under the modified terms of the agreement, the Company reduced the conversion price of the notes into common stock to $0.02 per share from $3.51 per share.

To determine the fair value of the debt, the Company computed the cash flows using the new terms of the agreement, then discounted the future cash flows to present value using an appropriate discount rate of 25%. The discount rate was determined based upon market studies of required rates of returns for similar investments by venture capitalists. The fair value of the debt was $4.6 million.

To value the conversion feature, the Company used the Black-Scholes option pricing model. The value of the conversion was performed immediately before to the amendment and based upon the amended terms. The fair value of the conversion feature immediately before to the amendment was nil, as compared to $10.9 million immediately thereafter, based on the reduction of the conversion price to $0.02 per share. The following assumptions were used to value the conversion feature:

	Immediately Before Amendment	Immediately After Amendment
Stock price	$0.04	$0.04
Exercise price	$3.51	$0.02
Term (in years)	0.64	3.00
Volatility	79.9%	173.1%
Risk-free interest rate	2.5%	3.2%

To determine the loss to be recognized, the Company followed the guidance as prescribed by EITF 98-5 “Accounting for Securities with Beneficial Conversion Features or Contingently Adjusted Conversion Ratios”, paragraph 6 and EITF 00-27 “Application of Issue 98-5 to Certain Convertible Instruments” which limits the amount allocated to the beneficial conversion feature to the face amount convertible instrument, or $7.3 million. The value of the conversion feature was recorded as a debt discount at the date of modification and was being accreted to the face value over the term of the debt. When the underlying debt became in default and was not cured, the unamortized discounted was accreted to its face value and recorded as interest expense in 2005.

Based on these valuations, the Company determined the fair value of the debt at the time of modification to be $8.2 million. The carrying value of the debt immediately preceding the modification was $6.6 million, resulting in a loss on modification of debt of $1.6 million. The calculation of the loss on the medication of debt is as follows:

($ in millions)
Fair value of debt, after modification	$4.6
Fair value of the conversion feature		10.9
Limitation of value of conversion feature		(7.3)

	3.6

Fair value of debt	8.2
Carrying value immediately preceding modification	(6.6)

Loss on modification of debt	$1.6

In connection with the modification of the $7.3 million debt, the Company amended the exercise price of the outstanding warrants to purchase up to 4.3 million shares of common stock from $0.09 to $0.025 per share. As restated in 2005, the Company valued the warrants using the Black-Scholes option pricing model using the following assumptions: volatility of 100%, risk free interest rate of 4.38%, a remaining term of 2.93 years, and no dividends.

The Company also considered the significant number of the Company’s common shares issuable upon the conversion of such warrants and convertible securities (numbering approximately 6.5 million shares (as adjusted for the June 30, 2006 1-for-100 reverse stock split), compared to the approximately 350,000 shares of common stock then outstanding. Multiplying the fully-diluted, fully-converted number of shares outstanding by the then trading price per share, implied a value for the Company’s share equity of approximately $30 million. The Company considered this implication in light of the fair value of similar publicly traded shell companies, its status as a development-stage company with no operations and limited financial resources, and the probability that its shareholders would ever be able to realize such a high market capitalization given the very limited liquidity of the Company’s stock. Accordingly, the Company determined it was appropriate to use the dilution-adjusted Black-Scholes model, which gives effect to the potential dilution from warrants and convertible securities that would significantly increase the number of shares outstanding upon exercise or conversion.

Comment No. 6

On December 15, 2004, the Company issued $1.8 million of convertible senior secured notes and received concessions in its $7.3 million of convertible subordinated notes. The holders of the $7.3 million of convertible subordinated notes agreed to defer the payment of interest and principal until the $1.8 million of convertible senior secured notes were satisfied. The $1.8 million of convertible senior secured notes were required to be serviced with principal and interest payable in cash or registered shares over a 32-month period beginning in May 2005. Due to the Company’s financial position, it was unable to make its first such payment, and as a result, was in default under the terms of the agreement and the repayment of principal and interest was immediately due, along with the $7,300,000 notes which also became in default. Accordingly, we recorded the remaining unamortized discounts to interest expense during the three and six months ended June 30, 2005, as opposed to the three months ended March 31, 2005, which was previously reported in error.

Comment No. 7

The Company disclosed its accounting for the exchange offering that resulted in the net increase to additional paid in capital of $12,325,209 in the Notes to the Consolidated Financial Statements on page 17 under Note 1 – Organization and in Notes 6 and 12. The Company also disclosed this transaction in its Form 10-QSB for the three months ended June 30, 2005, as amended and filed December 15, 2005 (see Note 7).

The increase to additional paid in capital was determined based on the carrying value of the of the underlying liabilities that were extinguished in exchange for the newly issued Series H and Series I preferred stock. The liabilities included the following:

Convertible Subordinated Notes	$7,300,000
Convertible Senior Secured Notes	1,800,000
Convertible Senior Secured Notes	150,000
Accrued interest	1,369,203
Fair value of warrant liability	610,232
Fair value of embedded conversion feature	843,809
Other	251,965

$12,325,209

Comment No. 8

In connection with the exchange offering in December 2005 which resulted in a new chief executive officer and a chief financial officer of the Company, the Company also hired an independent accounting and financial advisory firm consisting of CPAs with significant experience in accounting and SEC reporting matters. The advisors assist management with the interpretation and application of generally accepted accounting principles, preparation of full disclosure financial statements and keeping management apprised of accounting literature applicable to the Company. Meetings are held on a regular basis with the Company, its advisors and its independent accountants to review its application of accounting and its disclosures within its public filings for proper disclosure. Based on this infrastructure and process, management believes its disclosure controls and procedures were effective at December 31, 2005.

Comment No. 9

The Company enhanced its disclosures within its Form 10-QSB for the three months ended June 30, 2006 in the Notes to the Consolidated Financial Statements on page 6 under Note 1 – Organization and Management’s Plan to differentiate between the term “Accumulated Deficit” on the balance sheet and the term “Deficit Accumulated During the Development Stage” on the statement of operations. The results of operations and cash flow accumulated from the beginning of 2005 through June 30, 2006 have been reported in the accompanying consolidated statements of operations and consolidated statements of cash flows. The cumulative losses incurred from the date of formation of the Company through June 30, 2006 are reported in the accumulated deficit in the accompanying consolidated balance sheet.

If you have any further comments on the Company’s filings or any questions regarding the Company’s responses to the Comment Letter, please feel free to contact us by phone at 310-670-2595, or by fax at 310-670-4107.

Very truly yours,

/s/ Heng Chuk
Heng Chuk
Chief Financial Officer

cc:	Jeanne Bennett
Martin F. James
Brian Weiss
Michael McKennon
Craig Gosselin